FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of April, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X       Form 40-F
                                   -----              -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes            No  X
                                  -----        -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         the announcement on continuing connected transaction of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant in English on April 14, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                              --------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:     April 14, 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                               [GRAPHIC OMITTED]

   (a Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)

                               (Stock Code: 902)

                       CONTINUING CONNECTED TRANSACTION
-------------------------------------------------------------------------------
On 13th April 2005, the Company entered into the Coal Purchase Agreement with Huaneng International Trading, pursuant to which the Company will purchase coal from Huaneng International Trading in 2005. The estimated aggregate amount payable to Huaneng International Trading for the year ending 31st December 2005 will not exceed RMB750 million. The purchase price is negotiated at arm's length terms and will be determined in accordance with the then market condition. Huaneng Group holds 100% interests in Huaneng International Trading and 51.98% interests in HIPDC, the controlling shareholder of the Company. Therefore, the transactions as contemplated by the Coal Purchase Agreement constitute continuing connected transactions to the Company under Rule 14A.34 of the Hong Kong Listing Rule. Since the relevant percentage ratios of such transactions calculated in accordance with the Hong Kong
Listing Rules are all less than 2.5%, such transactions are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules and are exempted from independent shareholders' approval requirements. The Company will also comply with the requirements under Rules 14A.37 to 14A.41 of the Hong Kong Listing Rules in respect of annual review of continuing connected transactions.
-------------------------------------------------------------------------------

Background of the Company

The Company and its subsidiaries develop, construct, operate and manage large-scale coal-fired power plants throughout China. The Company is one of the largest independent power producers in China and owns a total generation capacity of 21,418 MW on an equity basis, which is calculated by reference to the Company's shareholdings in its power plants.

Coal Purchase Agreement

Huaneng International Trading is a company incorporated in the PRC. Its principal scope of business includes import and export business, foreign economic co-operation, domestic trading and international tendering.

The relationship between the Company and Huaneng International Trading is as follows:

                                           -------------------
                                           |   Huaneng Group  |
                                           -------------------
                                                   |
                        ---------------------------
                        | 100%                     |
              -----------------------              | 51.98%
             |        Huaneng        |     -------------------
             | International Trading |    |        HIPDC      |
              -----------------------      -------------------
                                                   |
                                                   |43.12%
                                           -------------------
                                           |  the Company     |
                                           -------------------


Huaneng Group is an indirect controlling shareholder of the Company, holding approximately 51.98% interests in HIPDC. Currently, HIPDC holds approximately 43.12% of the total issued share capital of the Company. As Huaneng Group holds 100% interests in Huaneng International Trading, the transactions as contemplated by the Coal Purchase Agreement constitute continuing connected transactions to the Company under Rule 14A.34 of the Hong Kong Listing Rules.

On 13th April 2005, the Company entered into the Coal Purchase Agreement with Huaneng International Trading. According to the Coal Purchase Agreement, the Company will purchase coal from Huaneng International Trading whereby the price for the purchase of coal is calculated by reference to the tonnage purchased and negotiated at arm's length terms taking into account the then market condition. The estimated aggregate amount of purchase of coal from Huaneng International Trading for the year ending 31st December 2005 shall not exceed RMB750 million ("Cap"). There is no transaction between the Company and Huaneng International Trading in the past. Such an estimate is based on the existing overall scale and operations of the power plants of the Company, as well as anticipated development and growth of the Company, which the Company deems reasonable. Depending on the then market conditions and the operation need of the Company after the expiry of the Coal Purchase Agreement, the Company may consider whether it would enter into other coal purchase agreements with Huaneng International Trading.

Huaneng International Trading is a sizeable trading company, it has the advantage of quoting favorable prices for bulk purchase of coal. Taking into consideration of Huaneng International Trading's ability to obtain favorable prices for coal, the Directors (including independent non-executive Directors) are of the opinion that the Coal Purchase Agreement was entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm's length basis or on terms no less favorable to the Company than terms available from independent third parties); and (iii) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole.

As the relevant percentage ratios of these transactions calculated in accordance with the Hong Kong Listing Rules are all less than 2.5%, the transactions contemplated by the Coal Purchase Agreement are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules and are exempted from independent shareholders' approval requirement. The Company will also comply with the requirements under Rules 14A.37 to 14A.41 of the Hong Kong Listing Rules in respect of annual review of continuing connected transactions in relation to the Coal Purchase Agreement. If the actual aggregate value of the transactions under the Coal Purchase Agreement during the year ending 31st December 2005 exceeds the Cap, the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

Definitions


"Company"                            Huaneng Power International, Inc.;

"Coal Purchase Agreement" the coal purchase memorandum agreement entered into between the Company and Huaneng International Trading on 13th April 2005;

"Directors"                          the directors of the Company;

"Hong Kong Listing Rules"            the Rules Governing the Listing of
                                     Securities on the Hong Kong Stock Exchange;

"HIPDC"                              Huaneng International Power Development
                                     Corporation;

"Huaneng Group"                      China Huaneng Group;

"Huaneng International Trading"      Huaneng International Economic Trading
                                     Company;

"PRC"                                the People's Republic of China;

"RMB"                                Renminbi, the lawful currency of the
                                     PRC; and

"Stock Exchange"                     The Stock Exchange of Hong Kong Limited.

                                                    By Order of the Board
                                              Huaneng Power International, Inc.
                                                          Huang Long
                                                      Company Secretary

As at the date of this announcement, the Board comprises:


Li Xiaopeng (Non-executive director)             Gao Zongze (Independent non-executive director)
Wang Xiaosong (Non-executive director)           Zheng Jianchao (Independent non-executive director)
Huang Yongda (Executive director)                Qian Zhongwei (Independent non-executive director)
Ye Daji (Non-executive director)                 Xia Donglin (Independent non-executive director)
Huang Jinkai (Non-executive director)            Liu Jipeng (Independent non-executive director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)

Beijing, the PRC
14th April 2005